June 24, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Corey Jennings

Re:	Request for Acceleration – Nuran Wireless Inc.
Registration Statement on Form 40-F
(SEC File No. 000-56857)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nuran Wireless Inc. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form 40-F (SEC File No. 000-56857), and permit said Registration Statement to become effective on or before 4:30 p.m. (Eastern Time) on June 26, 2026, or as soon thereafter as practicable.

The Company hereby authorizes Daniel D. Nauth, an attorney with our outside legal counsel, Nauth LPC, to orally modify or withdraw this request for acceleration.

Please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 with any questions with respect to this request.

Sincerely,

Nuran Wireless Inc.

/s/ Francis Letourneau
Francis Letourneau

Chief Executive Officer

cc:        Daniel D. Nauth, Nauth LPC